SCHEDULE 13G

Amendment No. 0
GUANGSHEN RAILWAY CO LTD
COMMON STOCK
Cusip #Y2930P108
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #Y2930P108
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	206,672,000
Item 6: 	   	0
Item 7: 	   	207,218,000
Item 8: 	   	0
Item 9: 	   	207,218,000
Item 11: 	   	14.478%
Item 12: 	   	FI
Cusip #Y2930P108
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	207,218,000
Item 8: 	   	0
Item 9: 	   	207,218,000
Item 11: 	   	14.478%
Item 12: 	   	PN
Cusip #Y2930P108
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	207,218,000
Item 8: 	   	0
Item 9: 	   	207,218,000
Item 11: 	   	14.478%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	GUANGSHEN RAILWAY CO LTD

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	NO 1052 Heping Rd
Shenzhen Guangdong
  	  	          	Taiwan, 518010
  	  	          	Province of China

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 Y2930P108

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b)
or 13d-2(b) or (c) and the person filing, FIL Limited, is a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	207,218,000

  	  	     	(b)    Percent of Class: 	14.478%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
206,672,000

  	  	     	       (ii)    shared power to vote or to direct the vote:
0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	207,218,000

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of GUANGSHEN RAILWAY CO LTD.

  	 The interest of one person, Fidelity Funds - China Focus Pool, in the COMMON STOCK of GUANGSHEN RAILWAY CO LTD, amounted to 136,058,000 shares or 9.506% of the total outstanding COMMON STOCK at May 30, 2014.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	June 9, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of May 5, 2014, by and on behalf of FIL Limited and its direct and indirect subsidiaries.

Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIL PENSION MANAGEMENT 					FI
FIL INVESTMENT MANAGEMENT (HONG KONG) LIMITED * 	FI
FIL INVESTMENT MANAGEMENT (SINGAPORE) LIMITED 		FI


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.



                Pandanus Partners L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the family of Edward C. Johnson 3d but disclaims that any such member is a beneficial owner of the securities reported on this Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on June 9, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of GUANGSHEN RAILWAY CO LTD at May 30, 2014.


  	FIL Limited

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 5, 2014, by and on behalf of FIL Limited and its direct and indirect subsidiaries

  	Pandanus Partners, L.P

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 2, 2014, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.

  	Pandanus Associates, Inc.

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 2, 2014, by and on behalf of Pandanus Associates, Inc.


Exhibit B

POWER OF ATTORNEY

		I, the undersigned an Alternate Director of FIL Limited, on behalf of FIL Limited and each of its direct and indirect subsidiaries (collectively, "FIL"), hereby constitute and appoint Scott Goebel, with full power of substitution, my true and lawful attorney-in-fact, with full power to sign for me and in my name, and for and in the name of FIL, in the appropriate capacities, to notify companies and to sign such notices, forms or filings or amendments thereto (the "Filings"), in respect of interest in the shares held, directly or beneficially, by FIL, pursuant to all laws and regulations of the United States of America and the other jurisidictions within North America, Central America, South America, Bermuda, Europe, Asia, Oceania and the Carribean, as shall from time to time be applicable to FIL, and generally to do all such things in my name and behalf, and in the name and on behalf of FIL, in connection therewith as said attorney-in-fact deems necessary or appropriate to cause such Filings to be completed and filed. I hereby ratify and confirm all that said attorney-in-fact may cause to be done by virtue hereof.


		This Power of Attorney shall remain in full force and effect only for such time as the undersigned shall continue to be an officer of FIL Limited or its affiliates, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.


	Dated: May 5th, 2014


  	By /s/ Allan Pelvang
  	Allan Pelvang
  	Alternate Director


POWER OF ATTORNEY

		I, the undersigned Vice President and Secretary of Pandanus Associates, Inc., general partner of Pandanus Partners L.P., on behalf of each of Pandanus Asscociates Inc. and Pandanus Partners L.P. (collectively, "Pandanus"),hereby constitute and appoint Scott Goebel, with full power of substitution, my true and lawful attorney-in-fact, with full power to sign for me and in my name, and for and in the name of Pandanus, in the appropriate capacities, to notify companies and to sign such notices, forms or filings or amendments thereto (the "Filings"), in respect of interest in shares held, directly or beneficially, by Pandanus, pursuant to all laws and regulations of the United States of America and the other jurisdictions within North America, Central America, and South America, as shall from time to time be applicable to Pandanus, and generally to do all such things in my name and behalf, and in the name and on behalf of Pandanus, in connection therewith as said attorney-in-fact deems necessary or appropriate to cause such Filings to be completed and filed. I hereby ratify and confirm all that said attorney-in-fact may to cause to be done by virtue hereof.


		This Power of Attorney shall remain in full force and effect only for such time as the undersigned shall continue to be an officer of Pandanus Associates, Inc. or its affiliates, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.


	Dated: May 2nd, 2014


  	By /s/ Melanie S. Sommer
  	Melanie S. Sommer
  	Vice President and Secretary